Mail Stop 6010

December 10, 2007

Charles E. Harris
Chief Executive Officer
Intellon Corporation
5100 West Silver Springs Boulevard
Ocala, Florida 34482

> **Re:** **Intellon Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed December 6, 2007**
> **File No. 333-144520**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2006 and 2007 Equity Incentive Awards, page 97

1. Based on the disclosure in paragraph 10 on page II-5, we assume that the difference between the option grants mentioned on pages 98 and 100 of amendment 5 relate to options granted to Mr. McGee. Please clarify. Also confirm that the additional grants placed Mr. McGee's compensation within the percentile range targeted by the compensation committee, which was within 30% of a range between the 50th and 75th percentile of your peer group for the respective executive positions. In addition, confirm that the additional options granted to Mr. McGee were determined by using the midpoint of the range

between the 50th and 75th percent of the annual equity grant levels within your peer group.

Exhibit 5.1

2.   Please refer to prior comment 2. Given the date restriction in the last paragraph of the opinion, please file an opinion on the date that the registration statement becomes effective.

Exhibit 23.1

3.   Please file an updated accountant's consent.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax): Trevor Chaplick, Esq.